# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rezolve AI plc, CIK 0001920294
CUSIP: G75398100
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 21 Sackville Street, London, United Kingdom (X0), WIS 3DN
Date of event which requires filing of this statement: 08/24/2026
Amends the filing with accession number 0001193125-24-207107
Filed by CIK 0002035140
Persons authorized to receive notices and communications: Penny Minna, 650 S. Exeter Street #1100, Baltimore, Maryland (MD), 21202, 410-580-3000

## Reporting persons
- Daniel Maurice Wagner (CIK 0002035140): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 4,698,505; shared voting power 50,331,287; sole dispositive power 4,698,505; shared dispositive power 50,331,287; aggregate amount beneficially owned 55,029,792 (13.8% of the class)
  Comment: (1) The increase in reported beneficial ownership reflects only non-market events: (i) the expiration in accordance with its terms of a pre-existing call option held by Bradley Wickens, first exercisable on December 21, 2018, over 2,025,496 shares that remained directly held by DBLP throughout; and (ii) the distribution of 542,993 shares from the Estate of John Wagner to DBLP for no consideration. The separate exercise by Mr. Wickens of a pre-existing call option over 1,556,697 shares at $1.48 per share did not reduce the Reporting Person's previously reported beneficial ownership because those shares were already excluded while subject to the option. No Reporting Person effected an open-market purchase or sale in connection with these events. Aggregate amount beneficially owned includes (i) 4,698,505 shares held directly by Daniel Wagner and (ii) 50,331,287 shares held directly by DBLP Sea Cow Limited ("DBLP"). DBLP is wholly owned by Daniel Wagner; therefore, the shares of DBLP are deemed to be beneficially owned by him, and he may be deemed to have voting and investment power over the shares held by DBLP.
  
  (2) All percentage calculations herein are based on 398,827,587 Ordinary Shares outstanding as of January 21, 2026, as disclosed in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(5) with the U.S. Securities and Exchange Commission on January 21, 2026.
- Estate of John Wagner: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 275,965; shared voting power 0; sole dispositive power 275,965; shared dispositive power 0; aggregate amount beneficially owned 275,965 (0.07% of the class)
  Comment: (1) The change in beneficial ownership reflects the distribution on July 10, 2026 of 543,993 shares from the Estate of John Wagner to DBLP for no consideration and not did not involve any open market transaction. The securities beneficially owned by the Estate of John Wagner were acquired as a result of the death of John Wagner. The securities were acquired by the Estate of John Wagner by operation of law upon John Wagner's death. Therefore, the source of funds is inapplicable.
  
  (2) All percentage calculations herein are based on 398,827,587 Ordinary Shares outstanding as of January 21, 2026, as disclosed in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(5) with the U.S. Securities and Exchange Commission on January 21, 2026.
  
  (3) The Reporting Person is an estate to which the securities reported herein passed upon the death of John Wagner.
- DBLP Sea Cow Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 50,331,287; sole dispositive power 0; shared dispositive power 50,331,287; aggregate amount beneficially owned 50,331,287 (12.62% of the class)
  Comment: (1) The increase in DBLP's reported beneficial ownership reflects only non-market events: (i) the expiration in accordance with its terms of a pre-existing call option held by Bradley Wickens, first exercisable on December 21, 2018, over 2,025,496 shares that remained directly held by DBLP throughout; and (ii) the distribution of 542,993 shares from the Estate of John Wagner to DBLP for no consideration. The separate exercise by Mr. Wickens of a pre-existing call option over 1,556,697 shares at $1.48 per share did not reduce the Reporting Person's previously reported beneficial ownership because those shares were already excluded while subject to the option. No Reporting Person effected an open-market purchase or sale in connection with these events. Aggregate amount beneficially owned includes (i) 50,081,287 shares held directly by DBLP and (ii) 250,000 shares underlying private warrants held by DBLP. DBLP is wholly owned by Daniel Wagner; therefore, the shares of DBLP are deemed to be beneficially owned by him, and he may be deemed to have voting and investment power over the shares held by DBLP.
  
  (2) All percentage calculations herein are based on 398,827,587 Ordinary Shares outstanding as of January 21, 2026, as disclosed in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(5) with the U.S. Securities and Exchange Commission on January 21, 2026.
- Adam Wagner: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 750,000; shared voting power 50,331,287; sole dispositive power 750,000; shared dispositive power 50,331,287; aggregate amount beneficially owned 51,075,037 (12.81% of the class)
  Comment: (1) The increase in reported beneficial ownership reflects only non-market events: (i) the expiration in accordance with its terms of a pre-existing call option held by Bradley Wickens, first exercisable on December 21, 2018, over 2,025,496 shares that remained directly held by DBLP throughout; and (ii) the distribution of 542,993 shares from the Estate of John Wagner to DBLP for no consideration. The separate exercise by Mr. Wickens of a pre-existing call option over 1,556,697 shares at $1.48 per share did not reduce the Reporting Person's previously reported beneficial ownership because those shares were already excluded while subject to the option. No Reporting Person effected an open-market purchase or sale in connection with these events. Aggregate amount beneficially owned includes (i) 743,750 shares directly owned by Mr. Adam Wagner, (ii) 6,250 shares underlying private warrants held by Mr. Adam Wagner, and (iii) 50,331,287 shares held directly by DBLP. Mr. Adam Wagner is a director of DBLP and may be deemed to have voting and investment power over the shares held by DBLP.
  
  (2) All percentage calculations herein are based on 398,827,587 Ordinary Shares outstanding as of January 21, 2026, as disclosed in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(5) with the U.S. Securities and Exchange Commission on January 21, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Rezolve AI plc
Address of issuer's principal executive offices: 21 Sackville Street, London, United Kingdom (X0), WIS 3DN
Comment:
This Amendment No. 4 to Schedule 13D (the "Amendment") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission ("SEC") on August 26, 2024 (as amended, the "Original Schedule 13D" and, together with this Amendment and the Amendments filed on March 19, 2025, October 10, 2025 and April, 23, 2026, the "Schedule 13D"), relating to the ordinary shares, par value 0.0001 per share (the "Ordinary Shares"), of Rezolve AI plc, a public limited company registered under the laws of England and Wales with the registration number 14573691 (the "Issuer"), whose principal executive offices are located at 21 Sackville Street, London, WIS 3DN, United Kingdom. Except as specifically provided herein, this Amendment does not modify any of the information previously provided in the Original Schedule 13D. All disclosures in respect of items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment is incorporated herein by reference. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Original Schedule 13D.

This Amendment is being filed to report the resolution of two pre-existing contractual call options over Ordinary Shares held directly by DBLP, each first exercisable on December 21, 2018, together with a non-cash estate distribution. Bradley Wickens exercised his pre-existing contractual right to acquire 1,566,697 Ordinary Shares at $1.48 per share. The exercise did not constitute an open-market sale by any Reporting Person and did not reduce DBLP's previously reported beneficial ownership because those shares had already been excluded subject to the option. A separate call option held by Mr. Wickens over 2,025,496 Ordinary Shares at $3.00 per share expired unexercised in accordance with its terms. Those shares remained directly held by DBLP throughout and, following expiration of the option, became included in DBLP's beneficial ownership. Separately, on July 10, 2026, the Estate of John Wagner distributed 543,993 Ordinary Shares to DBLP for no consideration. These events resulted in an increase in DBLP's reported beneficial ownership and did not involve any open-market transaction by the Reporting Persons.

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed jointly by (i) Daniel Maurice Wagner; (ii) the Estate of John Wagner; (iii) DBLP, and (iv) Mr. Adam Wagner (each individually, a "Reporting Person", and collectively, the "Reporting Persons").
Residence or business address: The business address of Daniel Maurice Wagner, DBLP, and Adam Wagner is 21 Sackville Street, London, UNITED KINGDOM , WIS 3DN. The business address of the Estate of John Wagner is 53.316 Laddawan Village, Moo 1, Rangsit-Pathum Thani Road, Ban Klang Amphur Mueang, Patham Thani 12000, Thailand.
Present principal occupation or employment: Daniel Maurice Wagner is the Chief Executive Officer and a director of the Issuer.
Criminal convictions in the last five years: During the last five years, none of Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: United Kingdom

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:

The responses to Items 1, 2, 4, 5 and 6 of this Amendment are incorporated into this Item 3 by reference in their entirety.

The transactions described herein relate to pre-existing contractual call options first exercisable on December 21, 2018. Mr. Wickens exercised a call option over 1,566,667 Ordinary Shares held directly by DBLP at the contractual exercise price of $1.48 per share. A separate call option held by Mr. Wickens over 2,025,496 Ordinary Shares held directly by DBLP at $3.00 per share expired undexercised for no consideration. Those 2,025,496 shares remained directly held by DBLP throughout and, following expiration, became included in DBLP's beneficial ownership. Separately, on July 10, 2026, the Estate of John Wagner distributed 543,993 Ordinarly Shares to DBLP for no consideration. None of these events involved an open-market purchase or sale by any Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

The responses set forth in Items 1, 2, 3, 5 and 6 hereof are incorporated by reference in their entirety.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (including the footnotes thereto) is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (including the footnotes thereto) is incorporated by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days except as disclosed in this Amendment 4, which information is incorporated by reference in this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: The information in Items 1 and 2 is incorporated by reference into this Item 5(d).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: https://www.sec.gov/Archives/edgar/data/1920294/000095013026000180/rzlv-ex99_1.htm

## Signatures
- Daniel Maurice Wagner: /s/ Daniel Maurice Wagner, Daniel Maurice Wagner (08/28/2026)
- Estate of John Wagner: /s/ Daniel Wagner, Daniel Wagner, Executor (08/28/2026)
- DBLP Sea Cow Limited: /s/ Daniel Wagner, Daniel Wagner, Director (08/28/2026)
- Adam Wagner: /s/ Adam Wagner, Adam Wagner (08/28/2026)